Certificate of Author

I, William Lytle, PE, do hereby certify that:

- I am a Vice President and Country Manager of Namibia for B2Gold Corp., Suite 3100, Three Bentall Centre, 595 Burrard Street, PO Box 49143, Vancouver, British Columbia, Canada.
- This certificate applies to the technical report entitled "Otjikoto Gold Project NI 43-101 Technical Report, Feasibility Report, Province of Otjozondjupa, Republic of Namibia" dated February 2013 (the "Technical Report").
- I graduated with a M. Sc. in Civil Engineering and a B. Sc. in Chemical Engineering from Colorado State University, USA.
- I am a member of the American Society of Civil Engineers (ASCE) and Professional Engineer (Colorado, USA, License Number 44940).
- I have worked as an Engineer for 18 years since my graduation from university. I have been involved in gold mining in Russia, Africa, Central Asia, and Central America.
- I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43-101") and certify by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.
- I am responsible for overall report compilation and supervising the writing of the following sections: 1, 2, 3 ,4, 5, 6, 20, 21, 22, 23, 25, 26, 27 and 28.
- I have visited the site on a weekly basis in 2012. My last site visit was Thursday, 21 February 2013 for one day.
- I have not had prior involvement with the property that is the subject of the Technical Report.
- I am not independent of the issuer as defined in Section 1.5 of NI 43-101. Per Section 5.3.2 of the NI 43-101, an independent qualified person was not required to write the technical report on the Otjikoto Project.
- I have read NI 43-101 and the parts of the Technical Report that I am responsible for have been prepared in accordance with NI 43-101.
- As at the effective date of the Technical Report and to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Signed and dated this 25th day of February, 2013 at Windhoek, Namibia.

William Lytle, PE